Exhibit 12.1
Enphase Energy, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Years Ended December 31,
	2012	2013	2014	2015	2016
Earnings:
Loss from operations before income taxes	$(31,161)	$(22,158)	$(4,429)	$(19,309)	$(62,700)
Add: Total fixed charges (per below)	4,338	2,771	2,588	1,438	3,908
Total earnings (loss)	$(26,823)	$(19,387)	$(1,841)	$(17,871)	$(58,792)

Fixed charges:
Interest incurred	3,616	1,625	1,389	358	2,704
Amortization of debt discount and debt issuance costs	—	429	483	163	145
Portion of rental expense representative of the interest factor	722	717	716	917	1,059
Total fixed charges	$4,338	$2,771	$2,588	$1,438	$3,908

Ratio of earnings to fixed charges(1)	*	*	*	*	*

Deficiency in the coverage of fixed charges by earnings(2)	$(31,161)	$(22,158)	$(4,429)	$(19,309)	$(62,700)

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.

(2)
For purposes of these calculations, “earnings” consist of loss from operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense and the estimated interest within rental expense. Interest expense resulting from the extinguishment of debt has been excluded from fixed charges.